April 6, 2017

VIA EDGAR

Securities and Exchange Commission

Office of Financial Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:    Era Anagnosti, Legal Branch Chief

Re:	Elevate Credit, Inc. — Request for Acceleration

Registration Statement on Form S-1 (File No. 333-207888)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), UBS Securities LLC, Credit Suisse Securities (USA) LLC and Jefferies LLC, as representatives of the several underwriters (the “Representatives”), hereby join in the request of Elevate Credit, Inc. (the “Company”) for acceleration of the above-referenced Registration Statement, as amended, requesting that such Registration Statement become effective April 6, 2017, at 9:00 a.m. Eastern Time, or as soon thereafter as is practicable.

In connection with this acceleration request and pursuant to Rule 460 of the Act, please be advised that we have distributed 2,737 copies of the Company’s Preliminary Prospectus dated March 27, 2017, through the date hereof to underwriters, dealers, institutions and others.

The Representatives confirm on behalf of themselves and the several underwriters that they have complied with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

UBS SECURITIES LLC

CREDIT SUISSE SECURITIES (USA) LLC

JEFFERIES LLC

As Representatives of the several Underwriters

By: UBS SECURITIES LLC

By:	/s/ Alexander Dunev
Name:	Alexander Dunev
Title:	Managing Director

By:	/s/ Mitesh Hassamal
Name:	Mitesh Hassamal
Title:	Executive Director

By: CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Stephanie M. Ruiz
Name:	Stephanie M. Ruiz
Title:	Managing Director

By: JEFFERIES LLC

By:	/s/ David Mastrangelo
Name:	David Mastrangelo
Title:	Managing Director

[Signature Page to Underwriter Acceleration Request]